UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. __)*
Altair Engineering Inc
(Name of Issuer)


CLASS A
(Title of Class of Securities)

021369103
(CUSIP Number)


12/29/2023
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
     ? Rule 13d-1(b)
     ? Rule 13d-1(c)
     ? Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a* reporting person?s initial filing on this form with respect to the subject class of securities, and* for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information required in the remainder of this* cover page shall not be deemed to be ?filed? for the purpose of Section 18 of the Securities Exchange*
Act of 1934 (?Act?) or otherwise subject to the liabilities of that section of the Act but shall be subject to* all other provisions of the Act (however, see the Notes).
















CUSIP No.

021369103















1

NAMES OF REPORTING PERSONS

Pictet Asset Management SA

The reporting person disclaim beneficial ownership of the shares reported, which are owned of record and beneficially by Pictet Asset Management SA.






2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)


(a)   ?


(b)   ?



3

SEC USE ONLY









4

CITIZENSHIP OR PLACE OF ORGANIZATION





Switzerland





5

SOLE VOTING POWER




NUMBER OF


2'900'970.00




SHARES
6

SHARED VOTING POWER
BENEFICIALLY



OWNED BY


0




EACH
7

SOLE DISPOSITIVE POWER
REPORTING



PERSON


2'900'970.00




WITH:
8

SHARED DISPOSITIVE POWER







0



9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON





2'900'970.00



10

CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(SEE INSTRUCTIONS)





?



11

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)





5.3%



12

TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)





Investment Advisor


Item 1(a) Name of issuer:
       Altair Engineering Inc
Item 1(b) Address of issuer's principal executive offices:
1820 East Big Beaver Road,
Troy, MI,
48083,
United States
2(a) Name of person filing:
Pictet Asset Management SA
2(b) Address or principal business office or, if none, residence:
60 Route des Acacias
1211 Geneva 73
Switzerland
2(c) Citizenship:
       Switzerland
2(d) Title of class of securities:
       Class A
2(e) CUSIP No.:
       021369103
Item 3. If this statement is filed pursuant to 240.13d?1(b)* or 240.13d?2(b) or (c), check whether the person filing is a:
(a) [ ] Broker or dealer registered under section 15 of* the Act (15 U.S.C. 78o);
(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c) [ ] Insurance company as defined in section 3(a)(19)* of the Act (15 U.S.C. 78c);
(d) [ ] Investment company registered under section 8 of* the Investment Company Act of 1940 (15 U.S.C
80a?8);
(e) [X] An investment adviser in accordance with 240.13d?1(b)(1)(ii)(E);
(f) [ ] An employee benefit plan or endowment fund* in accordance with 240.13d?1(b)(1)(ii)(F);
(g) [ ] A parent holding company or control person* in accordance with 240.13d?1(b)(1)(ii)(G);
(h) [ ] A savings associations as defined in Section*
3(b) of the Federal Deposit Insurance Act (12 U.S.C.
1813);
(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a?3);
(j) [ ] A non-U.S. institution in accordance with 240.13d?1(b)(1)(ii)(J);
(k) [ ] Group, in accordance with 240.13d?1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with 240.13d?1(b)(1)(ii)(J), please specify the type of institution: ____
Item 4. Ownership
Provide the following information regarding the aggregate* number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 2,900,970.00
(b) Percent of class: 5.3%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote : 2,900,970.00
(ii) Shared power to vote or to direct the vote : 0
(iii) Sole power to dispose or to direct the disposition of : 2,900,970.00
(iv) Shared power to dispose or to direct the disposition of: 0 Instruction. For computations regarding securities which* represent a right to acquire an underlying security see 240.13d?3(d)(1).
Item 5. Ownership of 5 Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be* the beneficial owner of more than 5 percent of the class of securities, check the following [X].
Instruction. Dissolution of a group requires a response to this item.
Item 6. Ownership of More than 5 Percent on Behalf of*
Another Person. If any other person is known to have the right to receive or the power to direct the* receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be* included in response to this item and, if such interest relates to more than 5 percent of the class, such person* should be identified. A listing of the shareholders of an investment company registered under the Investment*
Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.
Item 7. Identification and Classification of the Subsidiary*
Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.*
If a parent holding company or control person has filed this schedule pursuant to Rule 13d?1(b)(1)(ii)(G),* so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant* subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d?1(c)* or Rule 13d?1(d), attach an exhibit stating the identification of the relevant subsidiary.
Item 8. Identification and Classification of Members of the Group
If a group has filed this schedule pursuant to 240.13d?1(b)(1)(ii)(J),* so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification* of each member of the group. If a group has filed this schedule pursuant to Rule 13d?1(c) or Rule 13d?1(d),* attach an exhibit stating the identity of each member of the group.
Item 9. Notice of Dissolution of Group. Notice of dissolution* of a group may be furnished as an exhibit stating the date of the dissolution and that all further* filings with respect to transactions in the security reported on will be filed, if required, by members of the* group, in their individual capacity. See Item 5.
Item 10. Certifications
(a) The following certification shall be included if the* statement is filed pursuant to 240.13d?1(b):
By signing below I certify that, to the best of my* knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business* and were not acquired and are not held for the purpose of or with the effect of changing or influencing* the control of the issuer of the securities and were not acquired and are not held in connection with or as* a participant in any transaction having that purpose or effect.
(b) The following certification shall be included if the* statement is filed pursuant to 240.13d?
1(b)(1)(ii)(J), or if the statement is filed pursuant to* 240.13d?1(b)(1)(ii)(K) and a member of the group is a non-U.S. institution eligible to file pursuant to 240.13d?1(b)(1)(ii)(J):
By signing below I certify that, to the best of my knowledge* and belief, the foreign regulatory scheme applicable to [insert particular category of institutional investor]* is substantially comparable to the regulatory scheme applicable to the functionally equivalent*
U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would* otherwise be disclosed in a Schedule 13D.
(c) The following certification shall be included if the* statement is filed pursuant to 240.13d?1(c):



SIGNATURE

	After reasonable inquiry and to the best of my knowledge* and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:	26th January 2024	By: /s/ Mathieu CORNU





	Name: Mathieu CORNU
	Title: Head of Business Controlling

		By: /s/ Youssef SAADI





	Name: Youssef SAADI
	Title: Head of Investment Compliance